SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 6-K

                           REPORT OF FOREIGN ISSUER

                   PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                          For the Month of April 2000

                          PEAK INTERNATIONAL LIMITED
            (Exact name of Registrant as specified in its charter)


                       Units 3, 4, 5 and 7, 37th Floor,
                                Cable TV Tower
                               9 Hoi Shing Road,
                                   Tsuen Wan
                                N.T., Hong Kong
             (Address of registrant's principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                      Form 20-F   x       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes           No   x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______

          Peak International Limited files the following Form of Proxy for Use at the Annual General Meeting and Proxy Statement supplement, which previously were distributed to its securityholders on or around September 28, 1999, as exhibits to this Report, which exhibits are incorporated by reference into this Report:

     Exhibit 99.1 Form of Proxy for Use at the Annual General Meeting of Peak International Limited held on November 3, 1999

     Exhibit 99.2 Proxy Statement supplement to the Form of Proxy for Use at the Annual General Meeting of Peak International Limited held on November 3, 1999

































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                                  SIGNATURES

                 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                          PEAK INTERNATIONAL LIMITED



                          By:     /s/  Jack Menache
                              -------------------------------------------
                                Name:      Jack Menache
                                Title:     Vice President Administration,
                                           General Counsel & Secretary

Date:  April 19, 2000






























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                                                                Exhibit 99.1



                        PEAK INTERNATIONAL LIMITED
             (Incorporated in Bermuda with limited liability)

           FORM OF PROXY FOR USE AT THE ANNUAL GENERAL MEETING
                     (or at any adjournment thereof)

I/We (Note 1) __________________________________________________________
of _____________________________________________________________________
the registered holder(s) of (Note 2) ________ shares par value US$0.01 per share each in the capital of Peak International Limited (the "Company'), HEREBY APPOINT
(Note 3) _______________________________________________________________
of _____________________________________________________________________
or failing him, the Chairman of the meeting, as my/our proxy to act for me/us at the Annual General Meeting (or at any adjournment thereof) of the Company to be held at The Waldorf Astoria, 301 Park Avenue, New York, NY 10022-6897 on 3 November 1999 at 11:00 a.m. (New York time) and in particular (but without limitation) at such meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) as indicated below or, if no such indication is given as my/our proxy thinks fit.

                           FOLD AND DETACH HERE



















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

1.       To re-elect Calvin Reed, William Snyder and Douglas Broyles as
         Directors.

         FOR     AGAINST     ABSTAIN

2. To authorize the Directors to fix the remuneration of the Directors.

         FOR     AGAINST     ABSTAIN

3. To adopt the financial statements and reports of the directors and auditors for the year ended 31 March, 1999.

         FOR     AGAINST     ABSTAIN

4. To re-appoint Deloitte Touche Tohmatsu as independent auditors of the Company.

         FOR     AGAINST     ABSTAIN

5. To authorize the Directors to fix the remuneration of the auditors.

         FOR     AGAINST     ABSTAIN

6.       To pass the resolutions set out in:

         i. Paragraph 6.a of the Notice of the Meeting (relating to amendments to bye-law 165).

         FOR     AGAINST     ABSTAIN

         ii. Paragraph 6.b. of the notice of the meeting (relating to amendment to section 4 of the Peak International Limited 1996 Share Option Plan).

         FOR     AGAINST     ABSTAIN

7.       To ratify the acts of the Directors and Officers.

         FOR     AGAINST     ABSTAIN


Signature __________________ Signature __________________ Date __________
Please sign exactly as name appears. If acting as attorney, executor, trustee or in other representative capacity, sign name and title.

                           FOLD AND DETACH HERE

         Notes:

         1.  Full name(s) and address(es) should be inserted in BLOCK
             CAPITALS.
         2. Please insert the number of shares of US$0.01 each registered in your name(s). If no number is inserted, this

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             form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).
         3. Please insert the name and address of the proxy. IF NO NAME IS INSERTED, THE CHAIRMAN OF THE MEETING WILL, SUBJECT TO
             THE LIMITATION SET OUT BELOW, ACT AS YOUR PROXY. Under the Company's bye-laws, a resolution put to the meeting will be decided on a show of hands unless a poll is properly demanded. On a show of hands, every member present in person or (being a corporation) by a duly authorised representative or by proxy will have one vote. AS THE CHAIRMAN OF THE MEETING IS ONLY ABLE TO EXERCISE ONE VOTE ON A SHOW OF HANDS, HE WILL USE THE VOTE FOR THOSE MEMBERS WHO WISH TO VOTE FOR ANY OR ALL OF THE RESOLUTIONS PUT TO THE MEETING. IF YOU WISH TO VOTE AGAINST ANY OR ALL OF THE RESOLUTIONS PUT TO THE MEETING, YOU MUST APPOINT A PERSON OTHER THAN THE CHAIRMAN OF THE MEETING TO ACT AS YOUR PROXY.
         4. IF YOU WISH TO VOTE FOR A RESOLUTION, PLEASE TICK IN THE RELEVANT BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST A RESOLUTION, PLEASE TICK IN THE RELEVANT BOX MARKED
             "AGAINST". IF YOU WISH TO ABSTAIN FROM VOTING ON ANY RESOLUTION PLEASE TICK THE RELEVANT BOX MARKED "ABSTAIN". Failure to tick any box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly out to the meeting other than those referred to in the notice convening the meeting.
         5. This form of proxy must be signed by you or your attorney duly authorised in writing, in the case of a corporation, must be either under its seal or under the hand of an officer, attorney or other person duly authorised.
         6. In the case of joint holders, any one of such joint holders may vote, either in person or by proxy, at the meeting, but if more than one of the joint holders are present at the meeting, the vote of the senior who tenders a vote, either in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders, and for this purpose, seniority shall be determined by the order in which the names stand in the register of members.
         7. In order to be valid, this form of proxy and the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of authority, must be deposited at ChaseMellon Shareholder Services, Proxy Processing, Church Street Station, P.O. Box 1675, New York, NY 10277-1675 not less than 48 hours before the time appointed for holding the meeting or the adjourned meeting (as the case may be).
         8. The proxy need not be a member of the Company but must attend the meeting in person to represent you.
         9. Completion and deposit of the form of proxy will not preclude you from attending and voting at the meeting if you so wish.



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                                                                Exhibit 99.2


                                    [LOGO]

                                PROXY STATEMENT

     This Proxy Statement is supplemental to the Form of Proxy for the Annual General Meeting ("AGM") of Peak International Limited (the "Company") to be held on Wednesday 3 November 1999.

I.   RE-ELECTION OF CERTAIN DIRECTORS

     Messrs. William Snyder, Douglas Broyles and Calvin Reed will retire as directors of the Company, and, being eligible for re-election pursuant to the Bye-laws of the Company, have offered themselves for re-election as directors of the Company. At each annual general meeting, one-third of the directors for the time being (or, if their number is not a multiple of 3, the number nearest to but not greater than one-third) must retire from office by rotation. The chairman of the Board is not, whilst holding such office, subject to retirement by rotation or taken into account in determining the number of directors to retire each year. A retiring director is eligible for re-election. The directors to retire by rotation include (so far as necessary to ascertain the number of directors to retire by rotation) any director who wishes to retire and not to offer himself for re-election. Any further directors to retire are those subject to retirement by rotation who have been longest in office since their last re-election or appointment. As between persons who became or were last re-elected directors on the same day, those to retire will (unless they otherwise agree among themselves) be determined by lot. Messrs. Snyder, Broyles and Reed were appointed to their respective directorship positions in 1999.

     Mr. Calvin Reed has served as President and Chief Executive Officer and as a member of our Board of Directors since April 1999. Mr. Reed has over thirty years of experience in the electronics and technology sectors. From 1993 to 1998 Mr. Reed served as the Chairman, President, and Chief Executive Officer of Valance Technology, Inc., as NASDAQ company.

     Mr. William Snyder is Chief Financial Officer of Etec Systems, Inc., a publicly traded capital equipment manufacturer. He has served as Chief Financial Officer and in finance capacities for a number of technology companies, including Integrated Device Technology, Aetrix Computer Corporation, Zilog, Inc. and Digital Equipment Corporation. He was appointed as a director of the Company on 28 July 1999.

     Mr. Douglas Broyles has served as a member of the Board of Directors since May 1999. He holds patents for image scanning, printing and

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microprocessor control techniques.  He currently serves as President and
Chief Executive Officer of Avalon Data, which positions he has held since
1996.

     Adoption of this proposal requires the affirmative vote of a majority of the votes cast at the meeting by the shareholders entitled to vote thereon.

     The Board of Directors recommends that Shareholders vote FOR the re-election of Messrs. Reed, Snyder and Broyles.

II.  REMUNERATION OF THE DIRECTORS

     The Board of Directors also seeks shareholder approval to authorise the Board of Directors to fix the remuneration for the Directors of the Company in respect of their service to the Company as directors.

     Adoption of this proposal requires the affirmative vote of a majority of the votes cast at the meeting by the shareholders entitled to vote thereon.

     The Board of Directors recommends that Shareholders vote FOR the proposal authorising the Board of Directors to fix the remuneration of the directors of the Company.

III. SHAREHOLDER RECEIPT AND CONSIDERATION OF THE COMPANY'S AUDITED FINANCIAL STATEMENTS AND REPORTS OF THE DIRECTORS AND AUDITORS

     The Company seeks to have the shareholders receive, consider and adopt the audited consolidated financial statements of the Company (the "Audited Statements") and reports of the directors and auditors (the "Reports of the Directors and Auditors") for the year ended March 31, 1999. Each of the Audited Statements and the Reports of the Directors and Auditors is included in the Company's Annual Report for Fiscal 1999 on Form 20-F, a copy of which is enclosed.

     Adoption of this proposal requires the affirmative vote of a majority of the votes cast at the meeting by the shareholders entitled to vote thereon.

     The Board of Directors of the Company recommends that shareholders vote FOR this proposal.

IV.   SHAREHOLDER APPROVAL OF RE-APPOINTMENT OF INDEPENDENT AUDITORS

     The Company seeks shareholder approval for the re-appointment of member firms of Deloite Touche Tohmatsu, independent public accountants, as the independent auditors of the Company to hold such office until the conclusion of the next Annual General Meeting. The Board of Directors also seeks shareholder approval to authorise the Board of Directors to fix the

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remuneration for Deloitte Touche Tohmatsu in respect of its service to the
Company for the financial year ending March 31, 2000. Deloitte Touche Tohmatsu has served as the independent auditors for the Company since February 28, 1997.

     Representatives of Deloitte Touche Tohmatsu are expected to be present at the AGM with the opportunity to make a statement and to be available to respond to questions regarding these or any other appropriate matters.

     Adoption of this proposal requires the affirmative vote of a majority of the votes cast at the meeting by the shareholders entitled to vote thereon.

     The Board of Directors recommends that Shareholders vote FOR the re-appointment of member firms of Deloitte Touche Tohmatsu as auditors.

V.   REMUNERATION OF AUDITORS

     The Company seeks shareholder approval to authorise the directors to fix the remuneration of the auditors.

     Adoption of this proposal requires the affirmative vote of a majority of the votes cast at the meeting by the shareholders entitled to vote thereon.

     The Board of Directors recommends that Shareholders vote FOR the proposal authorising the Board of Directors to fix the remuneration of Deloitte Touche Tohmatsu as auditors.

VI.  AMENDMENTS TO BYE-LAW 165 OF THE BYE-LAWS

     The Company seeks shareholder approval to amend Bye-law 165 of the Company's Bye-laws to broaden the indemnity of directors and officers of the Company to include advancing expenses in respect of any action taken against the directors or officers and to make it clear that any amendment to Bye-law 165 will not affect rights to indemnification prior to the amendment.

     Adoption of this proposal requires the affirmative vote of a majority of the votes cast at the meeting by the shareholders entitled to vote thereon.

     The Board of Directors recommends that Shareholders vote FOR this proposal.

VII.  AMENDMENTS TO SECTION 4 OF THE 1998 SHARE OPTION PLAN

     The Company seeks shareholder approval to amend Section 4 of the Share Option Plan to increase the number of shares with respect to which awards may be granted under the plan to 2,200,000 and to increase the awards to a


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maximum of 200,000 shares which may be granted to any one participant in any calendar year.

     Adoption of this proposal requires the affirmative vote of a majority of the votes cast at the meeting by the shareholders entitled to vote thereon.

     The Board of Directors recommends that Shareholders vote FOR this proposal.

VIII.  CONFIRMATION OF ACTS OF THE DIRECTORS

     The Company seeks shareholders approval for the actions of the directors since the last annual general meeting. Apart from matters in the Directors Report attention is drawn to the following matters.

     The first is that the Company has entered into indemnification agreements with certain directors. The indemnification agreements are similar to the indemnity provided by the Company's Bye-laws.

     The second matter is that Calvin Reed was granted 400,000 options to purchase shares of the Company. The first 150,000 options for the purchase of 150,000 shares were at a per share exercise price equal to $321/32. The second 150,000 options for the purchase of 150,000 shares were at a per share exercise price equal to $7.00 per share. The remaining options for the purchase of 100,000 shares were at a per share exercise price equal to $10.00 per share. The options are exercisable until 22 April 2009. The options vest in twelve equal, quarterly installments but in certain circumstances the options will be accelerated. Except in certain limited circumstances, the options are not exercisable for two years.

     The third matter relates to share options granted to William Snyder. On 28 July 1999 Mr. Snyder was granted options to purchase 10,000 shares under the 1998 Share Option Plan at a price per share equal to the average of the highest and lowest trading prices on NASDAQ National Market on that date.
The options are otherwise exercisable, until 28 July 2009, on the terms and conditions of the plan and the option agreement with Mr. Snyder.

     The fourth matter relates to share options granted to Jack Menache. On 5 May 1999 Mr. Menache was granted options to purchase 10,000 shares under the 1998 Share Option Plan at a price equal to $3 7/8 per share. The options have vested and are exercisable until 5 May 2009. On 28 July 1999 Mr. Menache was granted options to purchase 100,000 shares under the 1997 Share Option Plan at a price per share equal to the average of the highest and lowest trading prices on the NASDAQ National Market on that date. The options vest in twelve equal, quarterly installments but in certain circumstances the options will be accelerated. The options are otherwise


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exercisable until 28 July 2009, on the terms and conditions of the plan and the option agreement with Mr. Menache.

     The fifth matter relates to share options granted to Douglas Broyles. Mr. Broyles was granted options to purchase 10,000 shares under the 1998 Share Option Plan on 5 May 1999 at $3 7/8, exercisable on the day of grant. Mr. Broyles' options expire on 5 May 2009.

     The sixth matter relates to share options granted to Merry Mo. Mr. Mo was granted options to purchase an aggregate of 200,000 shares at a price equal to $321/32 per share, 100,000 options became exercisable on 23 April 1999 and 100,000 options become exercisable on 1 October 1999. Mr. Mo's options expire on 23 April 2009.

     Adoption of this proposal requires the affirmative vote of a majority of the votes cast at the meeting by the shareholders entitled to vote thereon.

     The Board of Directors recommends that Shareholders vote FOR this proposal.



                                 OTHER MATTERS

     As of the date of this Proxy Statement, the Company does not intend to present and has not been informed that any other person intends to present any business not specified in this Proxy Statement for action at the AGM.

     Shareholders are urged to sign the enclosed proxy form and to return it promptly in the enclosed envelope. Proxies will be voted in accordance with shareholders' directors. Signing the proxy form does not effect a shareholders' right to vote in person at the AGM, and the proxy may be revoked prior to its exercise by appropriate notice to the undersigned. If no directions are given, proxies will be voted for the (i) re-election of certain Directors, (ii) receipt and consideration of the Company's Audited Statements and Reports of the Directors and Auditors, (iii) re-appointment of independent auditors, (iv) amendments to bye-law 165 of the bye-laws, (v) confirmation of acts of the directors, (vi) amendments to section 4 of the 1998 share option plan. A Shareholder who is the holder of two or more Shares may appoint more than one proxy to represent him/her and vote on his/her behalf at the AGM.


                               -------------------------------------------
                               Calvin Reed
                               President
                               for and on behalf of the Board of Directors
                               Peak International Limited

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